[redacted]

08005122

Morgan Crucible

15th September 2008

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
USA

SEC
Mail Processing
Section

SEP 18 2008

Washington, DC
105

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

PROCESSED
OCT 01 2008
THOMSON REUTERS

Tracey Bigmore
Assistant Company Secretary

Enclosure

9/30

The Morgan Crucible Company plc
Quadrant, 55-57 High Street, Windsor, Berkshire SL4 1LP UK | Tel: +44 (0)1753 837000 | Fax: +44 (0)1753 850872 | www.morgancrucible.com

I:\Stock Exchange Announcements\SEC Filing Letter.doc

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

RNS Number : 3606D
Morgan Crucible Co PLC
12 September 2008

TR-1: NOTIFICATIONS OF MAJOR INTERESTS IN SHARES

Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	**The Morgan Crucible Company plc**
Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**yes**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	**no**
An event changing the breakdown of voting rights	**no**
Other (please specify): —	

	no
Full name of person(s) subject to notification obligation:	**Standard Life Investments Ltd**
Full name of shareholder(s) (if different from 3):	**Vidacos Nominees**
Date of transaction (and date on which the threshold is crossed or reached if different):	**11 September 2008**
Date on which issuer notified:	**12 September 2008**
Threshold(s) that is/are crossed or reached:	**16%**

Notified Details	
Voting rights attached to shares	
Class/type of share If possible use ISIN code	**GB0006027295**
Situation previous to the triggering transaction	

Number of shares	Number of voting rights
43,344,979	43,344,979

Resulting situation after the triggering transaction

Number of shares	Number of voting rights		Percentage of voting rights	
	Direct	Indirect	Direct	Indirect
42,890,302	24,755,824	18,134,478	9.162%	6.711%

Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

Total (A+B)	
Number of voting rights	Percentage of voting rights
42,890,302	15.873%

Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:
Standard Life Investments Ltd

Proxy Voting:	
Name of proxy holder:	
Number of voting rights proxy holder will cease to hold:	

Date on which proxy holder will cease to hold voting rights:	

Additional information:

Contact name: **Tracey Bigmore**

Contact telephone number: **01753 837000**

This information is provided by RNS
The company news service from the London Stock Exchange

END

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